UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)*

Janus International Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

47103N106
(CUSIP Number)

John F. Cannon c/o Clearlake Capital Group, L.P. 233 Wilshire Blvd, Suite 800 Santa Monica, California 90401 (310) 400-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47103N106	SCHEDULE 13D	Page 2 of 7
1	NAMES OF REPORTING PERSONS
Clearlake Capital Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,439,665 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,439,665 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,439,665 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)
This amount includes an aggregate 26,548 shares of Common Stock underlying Restricted Stock Units (“RSUs”) granted to each of the CCG Directors on June 7, 2022, which vested on June 7, 2023 and are expected to settle and be transferred to CCPIV, CCPIV USTE, CCPIV Offshore, CCPV, CCPV USTE, and CCPV Offshore (each as defined herein) within sixty days.

CUSIP No. 47103N106	SCHEDULE 13D	Page 3 of 7
1	NAMES OF REPORTING PERSONS
José E. Feliciano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,036 (1)

	8	SHARED VOTING POWER
44,439,665 (2)

	9	SOLE DISPOSITIVE POWER
15,036 (1)

	10	SHARED DISPOSITIVE POWER
44,439,665 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,454,971 (1),(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, HC

(1)
This amount includes 15,306 shares of Common Stock underlying RSUs that vest in full on June 7, 2024, which were granted to the Reporting Person in his capacity as a director of the Issuer and are held for the benefit of CCPIV, CCPIV USTE, CCPIV Offshore, CCPV, CCPV USTE, and CCPV Offshore.

(2)
This amount includes an aggregate 26,548 shares of Common Stock underlying RSUs granted to each of the CCG Directors on June 7, 2022, which vested on June 7, 2023 and are expected to settle and be transferred to CCPIV, CCPIV USTE, CCPIV Offshore, CCPV, CCPV USTE, and CCPV Offshore within sixty days.

CUSIP No. 47103N106	SCHEDULE 13D	Page 4 of 7
1	NAMES OF REPORTING PERSONS
Behdad Eghbali

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,439,665 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,439,665 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,439,665 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, HC

(1)
This amount includes an aggregate 26,548 shares of Common Stock underlying RSUs granted to each of the CCG Directors on June 7, 2022, which vested on June 7, 2023 and are expected to settle and be transferred to CCPIV, CCPIV USTE, CCPIV Offshore, CCPV, CCPV USTE, and CCPV Offshore within sixty days.

CUSIP No. 47103N106	SCHEDULE 13D	Page 5 of 7
EXPLANATORY NOTE

The Reporting Persons are hereby filing this Amendment No. 4 (this “Amendment”) to the Schedule 13D filed by the Reporting Persons on June 7, 2021 (the “Original Schedule 13D” and, as amended and supplemented by prior amendments and this Amendment, the “Schedule 13D”) to report the Reporting Persons’ changes in beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”) of Janus International Group, Inc. (the “Issuer” or the “Company”). Capitalized terms used in this Amendment and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

ITEM 4	PURPOSE OF TRANSACTION

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the terms of the Open Market Sale Agreement described in Amendment No. 3, the Selling Stockholders entered into a Forward with the Forward Purchaser, pursuant to which the Selling Stockholders sold a total of 7,711,621 shares of Common Stock to the Forward Purchaser upon settlement of the Forward, at a price of $9.0949 per share, which price was determined at the end of the Forward Hedge Selling Period on June 20, 2023. The number of shares of Common Stock sold included:
(i)	1,633,948 shares of Common Stock held of record by Clearlake Capital Partners IV (AIV-Jupiter), L.P., a Delaware limited partnership (“CCPIV”),
(ii)	60,572 shares of Common Stock held of record by Clearlake Capital Partners IV (AIV-Jupiter) USTE, L.P., a Delaware limited partnership (“CCPIV USTE”),
(iii)	163,422 shares of Common Stock held of record by Clearlake Capital Partners IV (Offshore), L.P., a Cayman Islands exempted limited partnership (“CCPIV Offshore”),
(iv)	3,738,257 shares of Common Stock held of record by Clearlake Capital Partners V, L.P., a Delaware limited partnership (“CCPV”),
(v)	250,671 shares of Common Stock held of record by Clearlake Capital Partners V (USTE), L.P., a Delaware limited partnership (“CCPV USTE”), and
(vi)	1,864,751 shares of Common Stock held of record by Clearlake Capital Partners V (Offshore), L.P., a Cayman Islands exempted limited partnership (“CCPV Offshore”).

On June 7, 2023, each of the CCG Directors – Mr. Feliciano and Colin Leonard – received an equity award in the form of 15,306 RSUs, having a value equal to approximately $150,000 based on the closing price per share of the Common Stock on June 7, 2023. The RSUs will fully vest on the first anniversary of the vesting commencement date, subject to such CCG Director’s continued service to the Board, and will be settled by delivery of shares of Common Stock.  The CCG Directors hold the RSUs for the benefit of CCPIV, CCPIV USTE, CCPIV Offshore, CCPV, CCPV USTE, and CCPV Offshore and, upon vesting and settlement of such RSUs, the shares of Common Stock underlying the RSUs will be transferred to CCPIV, CCPIV USTE, CCPIV Offshore, CCPV, CCPV USTE, and CCPV Offshore.

Also on June 7, 2023, the 13,274 RSUs granted to each of the CCG Directors on June 7, 2022, which were held for the benefit of CCPIV, CCPIV USTE, CCPIV Offshore, CCPV, CCPV USTE, and CCPV Offshore, vested.  Upon settlement of the vested RSUs (which the Reporting Persons expect to occur within sixty days), the underlying shares of Common Stock will be transferred to CCPIV, CCPIV USTE, CCPIV Offshore, CCPV, CCPV USTE, and CCPV Offshore.

ITEM 5	INTERESTS IN THE SECURITIES OF THE ISSUER

The information set forth in Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b)          The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on the sum of (i) 146,744,164 shares of Common Stock issued and outstanding as of May 5, 2023, based on information furnished by the Issuer in its Quarterly Report on Form 10-Q for the period ended April 1, 2023, (ii) 26,548 shares of Common Stock expected to be issued upon settlement of RSUs granted to the CCG Directors on June 7, 2022, which vested on June 7, 2023, and (iii) for the purpose of calculating the beneficial ownership percentage of Mr. Feliciano, 15,306 shares of Common Stock underlying the RSUs granted to him on June 7, 2023, which vest in full on June 7, 2024, each of (ii) and (iii) which have been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

By virtue of the relationship among the Reporting Persons, including the role of each of Mr. Feliciano and Mr. Eghbali as a Managing Partner of CCG, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 44,439,665 shares of Common Stock held of record by CCPIV, CCPIV USTE, CCPIV Offshore, CCPV, CCPV USTE, and CCPV Offshore, and Mr. Feliciano may be deemed to have the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the 15,306 shares of Common Stock underlying the RSUs held of record by him.  The filing of this Amendment shall not be construed as an admission that any such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

CUSIP No. 47103N106	SCHEDULE 13D	Page 6 of 7
(c)            The response to Item 4 of this Amendment is incorporated by reference.

ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment is incorporated by reference herein.

CUSIP No. 47103N106	SCHEDULE 13D	Page 7 of 7
SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2023

Clearlake Capital Group, L.P.

By: Clearlake Capital Group GP, LLC, its general partner

/s/ John F. Cannon
John F. Cannon

José Enrique Feliciano

/s/ John F. Cannon
Name: John F. Cannon
Title: Attorney-in-Fact

Behdad Eghbali

/s/ John F. Cannon
Name: John F. Cannon
Title: Attorney-in-Fact